UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

EnSync, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

98876R204

(CUSIP Number)

Ann An

Melodious Investments Company Limited

45F, China Resources Building, 26 Harbour Road,

Wan Chai, Hong Kong

Telephone: +852- 39566768

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 98876R204

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melodious Investments Company Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 25,000,000 shares of common stock1
	9	Sole dispositive power 0
	10	Shared dispositive power 25,000,000 shares of common stock1
11	Aggregate amount beneficially owned by each reporting person 25,000,000 shares of common stock1
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.6%2
14	Type of reporting person (see instructions) CO

1.	Consists of (i) 8,000,000 shares of Common Stock held by Melodious Investments Company Limited (“MICL”), and (ii) 17,000,000 shares of Common Stock issuable upon the conversion of 11,353 shares of the issuer’s Series C Convertible Preferred Stock held by MICL, assuming such preferred stock is convertible within 60 days from the date of acquisition. See Item 5. MICL is a British Virgin Islands company wholly owned by Melodious International Investments Group Limited (“MII Group Limited”), which is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of each of MICL and MII Group Limited. The business address of each of MICL and MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
2.	Percentage calculated based on 64,824,821 shares of Common Stock, consisting of (i) 47,824,821 shares of Common Stock outstanding as of September 30, 2016 as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities Exchange and Commission on November 10, 2016 and (ii) 17,000,000 shares of Common Stock (see Note 1 above).

SCHEDULE 13D/A

CUSIP No. 98876R204

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melodious International Investments Group Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 25,000,000 shares of common stock1
	9	Sole dispositive power 0
	10	Shared dispositive power 25,000,000 shares of common stock1
11	Aggregate amount beneficially owned by each reporting person 25,000,000 shares of common stock1
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.6%2
14	Type of reporting person (see instructions) CO

1.	Consists of (i) 8,000,000 shares of Common Stock held by MICL, and (ii) 17,000,000 shares of Common Stock issuable upon the conversion of 11,353 shares of the issuer’s Series C Convertible Preferred Stock held by MICL, assuming such preferred stock is convertible within 60 days from the date of acquisition. See Item 5. MICL is a British Virgin Islands company wholly owned by MII Group Limited, which is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of each of MICL and MII Group Limited. The business address of each of MICL and MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
2.	Percentage calculated based on 64,824,821 shares of Common Stock, consisting of (i) 47,824,821 shares of Common Stock outstanding as of September 30, 2016 as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities Exchange and Commission on November 10, 2016 and (ii) 17,000,000 shares of Common Stock (see Note 1 above).

SCHEDULE 13D/A

CUSIP No. 98876R204

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jilun He
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,550,993 shares of common stock
	8	Shared voting power 25,000,000 shares of common stock1
	9	Sole dispositive power 8,550,993 shares of common stock
	10	Shared dispositive power 25,000,000 shares of common stock1
11	Aggregate amount beneficially owned by each reporting person 33,550,993 shares of common stock2
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 51.8%3
14	Type of reporting person (see instructions) IN

1.	Consists of (i) 8,000,000 shares of Common Stock held by MICL, and (ii) 17,000,000 shares of Common Stock issuable upon the conversion of 11,353 shares of the issuer’s Series C Convertible Preferred Stock held by MICL, assuming such preferred stock is convertible within 60 days from the date of acquisition. See Item 5. MICL is a British Virgin Islands company wholly owned by Melodious International Investments Group Limited (“MII Group Limited”), which is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of each of MICL and MII Group Limited. The business address of each of MICL and MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
2.	Consists of (i) 8,550,993 shares of Common Stock held by Jilun He, (ii) 8,000,000 shares of Common Stock held by MICL, and (iii) 17,000,000 shares of Common Stock issuable upon the conversion of 11,353 shares of the issuer’s Series C Convertible Preferred Stock held by MICL, assuming such preferred stock is convertible within 60 days from the date of acquisition. (See Note 1 above).
3.	Percentage calculated based on 64,824,821 shares of Common Stock, consisting of (i) 47,824,821 shares of Common Stock outstanding as of September 30, 2016 as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities Exchange and Commission on November 10, 2016 and (ii) 17,000,000 shares of Common Stock (see Note 1 above).

This Amendment No. 5 (the “Amendment”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of EnSync, Inc., a Wisconsin corporation (the “Issuer”) is filed to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on behalf of each of Melodious Investments Company Limited (“MICL”), Melodious International Investments Group Limited (“MII Group Limited”), and Jilun He on September 19, 2016 and as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 filed with the Commission on September 29, 2016, October 11, 2016 October 18, 2016 and November 9, 2016, respectively (the “Schedule 13D”). Except as set forth in this Amendment No.5, there has been no material change in the facts set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby supplemented as follows:

Jilun He purchased an aggregate of 1,412,227 shares of Common Stock in the open market from November 11, 2016 to November 23, 2016, for an aggregate price of $1,379,142.7, exclusive of commissions and fees. The funds for the purchase of such shares of Common Stock came from Jilun He’s cash on hand. No borrowed funds were used to purchase such shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a) and (b). The following disclosure assumes that there were 64,824,821 shares of Common Stock outstanding and issuable, including (1) 47,824,821 shares of Common Stock outstanding as of September 30, 2016 as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities Exchange and Commission on November 10, 2016, and (2) 17,000,000 shares of Common Stock convertible from the Sale Preferred Shares, and that the Sale Preferred Shares are convertible within 60 days from the date of acquisition.

MICL is the direct owner of (i) Sale Common Shares and (ii) Sale Preferred Shares, which can be convertible into an aggregate of 17,000,000 shares of Common Stock subject to the terms and conditions of the Certificate of Designation. Pursuant to the Certificate of Designation, the Sale Preferred Shares are convertible at a conversion price of $0.6678; provided, that (A) the Series C-1 Convertible Preferred Stock only become convertible upon the completion of five megawatts worth of solar projects (the “Projects”) in accordance with the Supply Agreement entered into by SPI and the Issuer on July 13, 2015, which is filed on Schedule 13D by SPI with the Commission on July 13, 2015 (the “Supply Agreement”) and (B) the Series C-2 Convertible Preferred Stock only become convertible upon the completion of 15 megawatts worth of Projects. The Supply Agreement is qualified in its entirety by reference to its full text, and is incorporated herein by reference. MICL and MII Group Limited are deemed to have the shared power to vote or to direct the vote or dispose or direct the disposition of 25,000,000 shares of Common Stock, representing 38.6% of the Issuer’s total issued and outstanding shares of Common Stock.

Jilun He is the direct owner of 8,550,993 Common Stock and the indirect owner of (i) Sale Common Shares and (ii) Sale Preferred Shares as stated above. Jilun He has the sole power vote or to direct the vote or dispose or direct the disposition of 8,550,993 shares of Common Stock, and is deemed to have the shared power to vote or to direct the vote or dispose or direct the disposition of 25,000,000 shares of Common Stock, an aggregate of which representing 51.8% of the Issuer’s total issued and outstanding shares of Common Stock.

Except as disclosed in Items 5(a) and 5(b), none of the Reporting Persons has beneficially own any Common Stock, or has the right to acquire any Common Stock, nor presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stock which it may be deemed to beneficially own.

(c) The trading dates, number of shares of Common Stock purchased and the price per share for all transactions in the shares of Common Stock of the Issuer effected on behalf of Jilun He within the last 60 days, which were all ordinary brokerage transactions effected on the open market, are set forth in Schedule A and are incorporated herein by reference.

The information set forth in Item 3 of the Schedule 13D is hereby incorporated by reference in this Item 5(c).

Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Common Stock or other securities of the Issuer during the past 60 days.

(d) Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2016

Jilun He

By:	/s/ Jilun He

Melodious International Investments Group Limited

By:	/s/ Jilun He
Name: Jilun He
Title: Director

Melodious Investments Company Limited

By:	/s/ Jilun He
Name: Jilun He
Title: Director

SCHEDULE A

TRANSACTIONS IN PAST 60 DAYS

The following purchase transactions were made by Jilun He in open-market broker transactions:

Trade Date	Transaction	Shares	Average Per Share Price
2016-11-23	Purchase	425,097	1.042
2016-11-22	Purchase	511,150	0.996
2016-11-21	Purchase	70,563	0.936
2016-11-12	Purchase	361,384	0.902
2016-11-11	Purchase	44,033	0.801